April 16, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 16, 2013, of Scientific Learning Corporation and are in agreement with the statements contained in the second through sixth paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.